Dolly Varden Silver Announces $25 Million Bought-Deal Financing, With
Participation by Eric Sprott

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia - August 19, 2024 - Dolly Varden Silver Corporation (TSXV: DV) (OTCQX: DOLLF) (the "Company" or "Dolly Varden") is pleased to announce that it has entered into an agreement with Research Capital Corporation, as the sole bookrunner and co-lead underwriter, and together with Haywood Securities Inc. as co-lead underwriters, on behalf of a syndicate of underwriters, including Raymond James Ltd. (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, a combination of securities of the Company ("Offered Securities") for aggregate gross proceeds to the Company of $25,000,000:

a) common shares of the Company ("Common Shares") at a price of $1.00 per Common Share for gross proceeds of $8,000,000, to be issued under a prospectus supplement to the Company's final short form base shelf prospectus dated April 25, 2023 ("Prospectus Offering"); and

b) Common Shares that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") (each, a "FT Share") at a price of $1.25 per FT Share for gross proceeds of $17,000,000, to be issued under a private placement ("Private Placement Offering", and together with the Prospectus Offering, the "Offerings").

Mr. Eric Sprott, through 2176423 Ontario Ltd., has indicated his intention to participate in the transaction.

The Company has granted to the Underwriters an option (the "Over-Allotment Option") to increase the size of the Offerings by up to an additional number of Offered Securities that in aggregate would be equal to 15% of the total number of Offered Securities to be issued under the Offerings, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time and from time to time up to 30 days following the closing of the Offerings.

The net proceeds from the sale of Common Shares will be used for working capital and general corporate purposes. The gross proceeds from the sale of FT Shares will be used for further exploration, mineral resource expansion and drilling in the combined Kitsault Valley project, located in northwestern British Columbia, Canada, as well as for working capital as permitted, as Canadian Exploration Expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Income Tax Act (Canada) and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada) that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia), which will be incurred on or before December 31, 2025 and renounced with an effective date no later than December 31, 2024 to the initial purchasers of FT Shares.

The first tranche of the Offerings is expected to close on or about September 4, 2024, or such earlier or later date as may be determined by the Underwriters (the "Closing"). A portion of the Private Placement Offering will close in a second tranche that is expected to occur in mid-September 2024. Closing is subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange (the "Exchange") to list, on the date of Closing, the Common Shares and the FT Shares.

In connection with the Prospectus Offering, the Company intends to file a prospectus supplement (the "Supplement") to the Company's short form base shelf prospectus dated April 25, 2023 (the "Shelf Prospectus"), with the securities regulatory authorities in all provinces of Canada, except Quebec. Copies of the Shelf Prospectus and, the Supplement to be filed in due course in connection with the Prospectus Offering, will be available on SEDAR+ at www.sedarplus.ca. The Shelf Prospectus contains, and the Supplement will contain, important detailed information about the Company and the Offerings. Prospective investors should read the Supplement and the accompanying Shelf Prospectus and the other documents the Company has filed on SEDAR+ at www.sedarplus.com before making an investment decision.

The FT Shares will be offered to accredited investors in each of the provinces of Canada pursuant to applicable prospectus exemptions in accordance with National Instrument 45-106 - Prospectus Exemptions and will have a statutory hold period of four months and one day from Closing.

In connection with the Offerings, the Underwriters will receive an aggregate cash fee equal to 5.0% of the gross proceeds of the Offerings. Eventus Capital Corp. is a special advisor to the Company.

Pursuant to existing agreements with the Company, Hecla Canada Ltd. ("Hecla") and Fury Gold Mines Ltd. ("Fury") will be entitled to acquire Common Shares in connection with the Offerings at a price of $1.00 per Common Share to maintain their pro rata equity interest in the Company. If Hecla or Fury exercise their pro rata rights, any Common Shares issued will be in addition to those issued as part of the Offerings.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. These forward‐looking statements or information relate to, among other things: receipt of all approvals related to the Offerings; the intended use of proceeds from the Offerings; the potential subscription of Hecla and Fury in connection with the Offerings and the expected Closing of the Offerings.

Forward-looking statements in this news release include, among others, statements relating to expectations regarding the expected closing date of the Offerings, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com.